Transcat, Inc.

35 Vantage Point Drive

Rochester, NY 14624

August 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transcat, Inc. Registration Statement on Form S-3 File No. 333-274050

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Transcat, Inc., an Ohio corporation, hereby requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-274050) filed with the U.S. Securities and Exchange Commission on August 17, 2023, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time on Friday, August 25, 2023, or as soon thereafter as practicable.

If you have any questions or comments, please contact me at (585) 785-4617.

Very truly yours,

Transcat, Inc.

By:	/s/ James M. Jenkins
James M. Jenkins Chief Legal and Corporate Development Officer and Secretary